May 25, 2010

Mr. Paul Cline
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Farmers Capital Bank Corporation
Form 10-K for the period ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
File No.: 0-14412

Dear Mr. Cline:

Farmers Capital Bank Corporation (the “Company”) is pleased to submit this response to comments received in your letter dated May 12, 2010, relating to the filings referenced above. For your convenience, your comments are set forth in this letter in italics, followed by the Company’s responses. The page numbers listed in the Company’s responses below track the page numbers in the Form 10-K for 2009. If not otherwise indicated, future filings by the Company will include the responses to your comments as applicable.

Form 10-K for the period ended December 31, 2009

Lending, page 15

1.
Please revise future filings to provide a discussion of your underwriting policies and procedures for the major loan products in each lending category.  Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements.  Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates.  Also, disclose if you have underwritten any hybrid loans, such as payment option ARM’s, interest only loans, and negative amortization loans.

RESPONSE TO COMMENT 1
The Company acknowledges this comment and will in future filings include a discussion of its underwriting policies and procedures for the major loan products in each lending category. A draft of proposed additional disclosure under the heading of “Lending” will include, but not necessary be limited to, the following:

Loan Policy
The Company has a company-wide lending policy in place that is amended and approved from time to time as needed to reflect current economic conditions and product offerings in its markets.  The policy has established minimum standards that each of its bank subsidiaries must adopt. Additionally, the policy is subject to amendment based on positive and negative trends observed within the lending portfolio as a whole.  As an example, the loan to value limits contained within the policy were reduced during 2009 due to the declining economy and the attendant real estate market decline.  While new appraisals now reflect that decline, appraisal reviews and downward adjustments are a continuing area of focus to reduce credit risk.  The lending policy is evaluated for underwriting criteria by the Company’s internal audit department in its loan review capacity as well as by regulatory authorities.  Suggested revisions from these groups are taken into account, analyzed, and implemented by management where improvements are warranted.

The Company’s subsidiary banks may amend their lending policy so long as the amendment is no less stringent than the company-wide lending policy. These amendments are done within the control structure and oversight of the parent company.  The Company’s board of directors voted in favor of a recommendation from management during 2009 to create the position of Chief Credit Officer.  This position oversees all lending at affiliate institutions where the size and risk of individual credits are deemed significant to the Company.  While the responsibilities of the Chief Credit Officer are still evolving, this position also monitors trends in asset quality, portfolio composition, concentrations of credit, reports of examinations, internal audit reports, work-out strategies for large credits, and other responsibilities as matters evolve.

Procedures
The lending policy lists the products and credit services offered by each of the Company’s subsidiary banks.   Each product and service has an established written procedure to adhere to when transacting business with a customer.   The lending policy also establishes pre-determined lending authorities for loan officers commensurate with their abilities and experience.  Further, the policy establishes committees to review and approve or deny credit requests at various lending amounts.  This includes subcommittees of the bank boards of directors and, at certain lending levels, the entire bank board.

Generally, for loans in excess of $1 million, the bank subsidiaries full board of directors will be presented with the loan request. This only occurs when the credit has first been recommended by the loan officer and chief credit officer, and then by the directors loan committee.  When loan requests are within policy guidelines and the amount requested is within their lending authority, lenders are permitted to approve and close the transaction.  A review of the loan file and documentation takes place within 30 days to ensure policy and procedures are being followed.  Approval authorities are under regular review for adjustment by affiliate management and the parent company.  Loan requests outside of standard policy may be made on a case by case basis when justified, documented, and approved by the board of directors of the subsidiary bank.

Underwriting
Underwriting criteria for all types of loans are prescribed within the lending policy.

Residential Real Estate
Residential real estate mortgage lending makes up the largest portion of the loan portfolio.  The outstanding balances in this classification of loans have been very stable, representing roughly one-third of the portfolio in each of the previous five-year period. This component of the loan portfolio has experienced the least amount of delinquency and charge offs within the affiliated banks.

Underwriting criteria and procedures for residential real estate mortgage loans include:

•	Monthly debt payments of the borrower to gross monthly income should not exceed 45% with stable employment.
•	Interest rate shocks are applied for variable rate loans to determine repayment capabilities at elevated rates.
•	Loan to value limits of up to 90%. Loan to value ratios exceeding 90% require additional third party guarantees.
•	A thorough credit investigation using the three nationally available credit repositories.
•	Incomes and employment is verified.
•	Insurance is required in an amount to fully replace the improvements with the lending bank named as loss payee/mortgagee.
•	Flood certifications are procured to ensure the improvements are not in a flood plain or are insured if they are within the flood plain boundaries.
•
Collateral is investigated using current appraisals and is supplemented by the loan officer’s knowledge of the locale and salient factors of the local market.  Only appraisers which are state certified or licensed and on the banks’ approved list are utilized to perform this service.

•	Title attorneys and closing agents are required to maintain malpractice liability insurance and be on the banks approved list.
•	Secondary market mortgages must meet the underwriting criteria of the purchasers, which is generally the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation.
•	Adjustable rate owner occupied home loans are tied to market based rates such as are published by the Federal Reserve, commonly the one year constant maturity Treasury bill is used.
•	Residential real estate mortgage loans are made for terms not to exceed 30 years.

Commercial Real Estate
Commercial real estate lending underwriting criteria is documented in the lending policy. Underwriting criteria and procedures for commercial real estate loans include:

•	Procurement of Federal income tax returns and financial statements for the past 3 years and related supplemental information deemed relevant.
•	Detailed financial and credit analysis is performed and presented to various committees.

•
Cash investment from the applicant in an amount equal to 20% of cost (loan to value ratio not to exceed 80%).  Additional collateral may be taken in lieu of a full 20% investment in limited circumstances.

•	Cash flows from the project financed and global cash flow of the principals and their entities must produce a minimum debt coverage ratio of 1.25:1.
•	Past experience of the customer with the bank.
•	Experience of the investor in commercial real estate.
•	Tangible net worth analysis.
•	Interest rate shocks for variable rate loans.
•	General and local commercial real estate conditions.
•	Alternative uses of the security in the event of a default.
•	Thorough analysis of appraisals.
•	References and resumes are procured for background knowledge of the principals/guarantors.
•	Credit enhancements are utilized when necessary and or desirable such as assignments of life insurance and the use of guarantors and firm take-out commitments.
•	Frequent financial reporting is required for income generating real estate such as: rent rolls, tenant listings, average daily rates and occupancy rates for hotels.
•	Commercial real estate loans are made for terms not to exceed 20 years.

Real Estate Construction
Real estate construction lending has seen a moderate decline due to recent economic conditions. Where the Company’s markets continue to demonstrate demand, construction lending is continuing with close monitoring of the local economy. At year-end 2009, real estate construction lending comprised approximately 17% of the total loan portfolio.

Real estate construction lending underwriting criteria is documented in the lending policy. Underwriting criteria and procedures for such lending include:

•	20% capital injection from the applicant (loan to value ratio not to exceed 80%).
•	25% capital injection for land acquisition for development (loan to value ratio not to exceed 75%).
•	Pre-sell, pre-lease, and take out commitments are procured and evaluated/verified.
•	Draw requests require documentation of expenses.
•	On site progress inspections are completed to protect the lending bank affiliate.
•	Control procedures are in place to minimize risk on construction projects such as conducting lien searches and requiring affidavits.
•	Lender on site visits and periodic financial discussions with owners/operators.
•	Real estate construction loans are made for terms not to exceed 12 months and 18 months for residential and commercial purposes, respectively.

Commercial, Financial, and Agriculture
Commercial, financial, and agriculture lending underwriting criteria is documented in the lending policy. Underwriting criteria and procedures for such loans are detailed below.

For commercial loans secured by business assets, the following loan to value ratios and debt coverage are required by policy:

•	Inventory 50%.
•	Accounts receivable less than 90 days past due 75%.
•	Furniture, fixtures, and equipment 60%.
•	Borrowing-base certificates are required for monitoring asset based loans.
•
Stocks, bonds, and mutual funds are often pledged by business owners. Marketability and volatility is taken into account when valuing these types of collateral and lending is generally limited to 60% of their value.

•	Debt coverage ratios from cash flows must meet the policy minimum of 1.25:1. This coverage applies to global cash flow and guarantors, if any.
•
Commercial loans secured by business assets are made for terms to match the economic useful lives of the asset securing the loan. Loans secured by furniture, fixtures, and equipment are made for terms not to exceed seven years.

Loans to financial institutions are generally secured by the capital stock of the financial institution with a loan to value ratio not to exceed 60% and repayment terms not exceeding 10 years. Capital stock values of non-public companies are determined by common metrics such as a multiple of tangible book value or by obtaining third party estimates. Financial covenants are also obtained that require the borrower to maintain certain levels of asset quality, capital adequacy, liquidity, profitability, and regulatory compliance.

Agricultural lending, such as for tobacco or corn, is limited to 75% of expected sales proceeds while lending for cattle and farm equipment is capped at 80% loan to value.

Interest Only Loans
Interest only loans are limited to construction lending and properties recently completed and undergoing an occupancy stabilization period.  These loans are short-term in nature, usually with maturities of less than one year.

Installment Loans
Installment lending is a relatively small component of the Company’s portfolio mix, reflecting less than 3% of outstanding loans at year-end 2009.  These loans predominantly are direct loans to established bank customers and primarily include the financing of automobiles, boats, and other consumer goods.  The character, capacity, collateral, and conditions are evaluated using policy restraints. Installment loans are made for terms of up to 5 years.

Installment lending underwriting criteria and procedures for such financing include:

•	Required financial statement of the applicant for loans in excess of $20,000.
•	Past experience of the customer with the bank.
•	Monthly debt payments of the borrower to gross monthly income should not exceed 45% with stable employment.
•	Secured and unsecured loans are made with a definite repayment plan which coincides with the purpose of the loan.

•	Borrower’s unsecured debt must not exceed 25% of the borrower’s net worth.
•	Verification of borrower’s income.

Lease Financing
Lease financing is also a relatively small component of the Company’s portfolio, representing less than 2% of outstanding loans at year-end 2009.  Lease receivables are generally obtained through indirect sources such as equipment brokers and dealers.  The board of directors of the Company’s Leasing One subsidiary has reduced the staff and curtailed lending in this environment for the present time.  Re-leasing and terming out residuals are the extent of its ongoing activity at the present time.

Lease financing underwriting criteria is documented by policy. Underwriting criteria and procedures for such financing include:

•	Lessee must be a commercial entity.
•	Lessee must be in business for a minimum of two years.
•	Leased equipment must be of essential use to lessee’s business.
•	Residual positions taken will not exceed 20% of original equipment cost.
•	Leasing terms generally not to exceed five years; used equipment and computers not to exceed three years.
•	Personal and/or corporate financial statements or tax returns required for all financing requests. Submission of updated financial statements annually.
•	Credit reports must be clear of judgments and bankruptcies and chronic delinquency paying habits.
•	Bank and trade references must report satisfactory references.

The Company does not underwrite negative amortization loans or hybrid loans.

Recent Regulatory Events and Increased Capital Requirements, page 19

2.
We note the use of the terms “among other things” and “among its requirements” in describing the terms of the memorandums of understanding and the cease and desist order that you and your subsidiaries have entered into with your banking regulators.  Please revise to provide a complete discussion of all the material terms of these agreements, clarifying the potentially ambiguous terms you use to describe them.

RESPONSE TO COMMENT 2
The terms “among other things” and “among its requirements” were used by the Company to indicate that the items discussed in the filing were not a complete listing of every requirement imposed on the Company that resulted from the various regulatory orders that have been entered into. The Company will in future filings indicate that the components of the regulatory orders with material financial statement implications are included and eliminate the terms “among other things” and “among its requirements”.

The Company has disclosed all key aspects of the regulatory orders that have a potential material impact on its financial statements. Other components of the orders are summarized below for the entity specified as a result of their respective recent Report of Examinations (“ROE”) and are more procedural and policy-related directives that do not have financial statement implications.

United Bank

Other components in the regulatory order for United Bank include stricter oversight and reporting to its regulators in terms of complying with the regulatory order. It also includes an increase in the level of reporting by management to its board of directors of its financial results, budgeting, and liquidity analysis, as well as restricting the bank from extending additional credit to borrowers with credits classified as substandard, doubtful or special mention in the ROE.

Farmers Bank and Lawrenceburg Bank

Farmers Bank and Lawrenceburg Bank both entered into separate regulatory agreements during 2009. Each of these agreements was similar in nature. During the second quarter of 2010 Lawrenceburg Bank was merged into Farmers Bank. The regulatory agreement with Lawrenceburg Bank was lifted upon the effective date of its merger with Farmers Bank. Other components of the regulatory orders that do not have financial statement implications include the development and documentation of its plans for reducing problem loans, providing progress reports on compliance with the regulatory agreements, developing and implementing a written profit plan and strategic plans, and evaluating policies and procedures for monitoring construction loans and use of interest reserves.

Parent Company

Other components in the regulatory order for the parent company include requesting and receiving regulatory approval for the payment of new salaries/bonuses or other compensation to insiders; assisting its subsidiary banks in addressing weaknesses identified in their ROE’s; providing periodic reports detailing how it will meet its debt service obligations; and providing progress reports with its compliance with the regulatory agreement.

Interest Income, page 40

3.
You state on page 40 that your restructured loans were $17.9 million at year-end 2009.  Please revise to provide a detailed discussion of your restructured loans, including the methods used to restructure the various loan types in your portfolio, as applicable.  For instance, discuss modifications such as loan extensions, loan splitting, etc.  Identify any concessions made as part of those modifications.

RESPONSE TO COMMENT 3
Restructured loans occur when a lender grants a concession to a financially troubled borrower that it would not otherwise consider. Such concessions may include a reduction of the stated interest rate on the debt, extensions of the maturity date, or a reduction of accrued interest. For the Company, restructured loans were $17.9 million at year-end 2009. All loans restructured at year-end 2009 resulted from the Company granting interest rate concessions to these borrowers. Approximately $334 thousand or less than 2% of the total restructured loans were also granted additional time to repay their principal balances by lengthening their maturity. The Company carefully scrutinizes a borrower’s ability to repay before it considers restructuring and, therefore, past due credits are typically not granted concessions. All $17.9 million of the restructured loans outstanding at year-end were current at the time of restructuring and were performing in accordance with their modified terms at December 31, 2009.

Of the $17.9 million total amount reported as restructured at year-end 2009, $11.0 million or 61.7% represents loans secured by real estate construction projects and $4.1 million or 23.1% of the total was secured by real estate of a church. The interest rates on restructured loans ranged from 4% to 8.75% before they were restructured, averaging 5.5%. After the restructuring, the interest rates ranged from 2% to 6.75% with an average of 2.76%.

4.
Please disclose if you have modified any loans that you do not consider to be troubled debt restructurings.  If so, fully describe the modifications and why you do not consider them to be troubled debt restructurings.

RESPONSE TO COMMENT 4
From time to time the Company’s affiliate banks may modify a customer’s loan, but such modifications do not meet the criteria for classification of restructured. These modifications may include, for example, repricing a loan to a current market rate of interest to a borrower with good credit and adequate collateral value. As these activities are undertaken, management evaluates whether the modification meets the criteria to be classified as a troubled debt restructuring. This criteria has two components:

1)	The bank made a concession on the loan terms
2)	The borrower was experiencing financial difficulty

The Company’s loan policy is in the process of being updated to provide guidance to lending personnel as a result of the recent increase in restructured loans. Additional attention is being given to restructured loans through the oversight of the recently established position of Chief Credit Officer at the parent company to ensure that modifications meeting criteria for restructured loans are identified and properly reported.

Loan Maturities, page 47

5.
In light of the significance of such loans to your total portfolio and in order to provide greater transparency to investors, please revise to provide maturity and interest rate sensitivity information for your real estate mortgage loans, including residential and farm land and other commercial enterprises.

RESPONSE TO COMMENT 5
Following are the loan maturity and interest sensitivity tables updated to reflect the additional loan categories of real estate mortgage-residential and real estate mortgage-farmland and other commercial enterprises. Future filings will include detail at this level in order to enhance transparency and clarity.

Loan Maturities

	Within	After One But	After
(In thousands)	One Year	Within Five Years	Five Years	Total
Commercial, financial, and agricultural	$54,474	$49,134	$42,922	$146,530
Real estate – construction	150,087	51,859	9,798	211,744
Real estate mortgage-residential	71,128	109,954	284,936	466,018
Real estate mortgage-farmland and other commercial enterprises	79,421	163,224	143,981	386,626
Total	$355,110	$374,171	$481,637	$1,210,918

Interest Sensitivity

	Fixed	Variable
(In thousands)	Rate	Rate
Due after one but within five years	$275,933	$98,238
Due after five years	91,194	390,443
Total	$367,127	$488,681

Asset Quality, page 47

6.
You state on page 48 that overall economic conditions “continued to worsen in 2008 and into 2009 before beginning to stabilize toward the end of 2009.”  Please revise to discuss in more detail the level of stabilization you observed towards the end of 2009 and how it affected your asset quality as well as your allowance for loan losses.  In particular, please discuss how you balanced the level of stabilization observed with the level of deterioration observed during 2008 and into 2009 in your evaluation of asset quality and determination of your allowance for loan losses.

RESPONSE TO COMMENT 6
The overall economic environment that began to show signs of weakness during 2007 deteriorated significantly in 2008, particularly in the third and fourth quarters when financial markets experienced widespread illiquidity and unprecedented levels of volatility. As reported by the Federal Reserve Board’s Federal Open Market Committee (“FOMC”) during the third quarter 2008, strains in financial markets increased significantly and labor markets had weakened. Economic growth also slowed, reflecting a softening of housing spending. Further, tight credit conditions and an ongoing housing contraction would have a negative impact over the next few quarters. During the fourth quarter 2008, the FOMC further indicated that the pace of economic activity appeared to have slowed markedly, with a decline in consumer expenditures of particular importance. Business equipment spending and industrial production had weakened and slowing economic activity in many foreign economies hindered the prospects of U.S. exporters. The intensification of financial market turmoil was likely to exert additional restraint on spending, partly by further reducing the ability of households and businesses to obtain credit.

In early 2009, the FOMC data indicated that the economy continued to contract. Job losses, declining equity and housing wealth, and tight credit conditions had weighed negatively on consumer sentiment and spending. Weaker sales prospects and difficulties in obtaining credit led businesses to cut back on inventories and investments. In light of these continuing economic weaknesses, the Federal Reserve Board (“Fed”) indicated that it would employ all available tools to promote economic recovery and to preserve price stability. U.S. government agencies, including the U.S. Department of Treasury (“Treasury”), the Fed, and others, intervened by enacting broad legislation and regulatory initiatives attempting to stabilize the U.S. financial system. Efforts included injecting hundreds of billions of dollars into banks and other financial services firms, lowering overnight targeted interest rates to near zero percent, increasing deposit insurance coverage, and guaranteeing certain debt.

During the second quarter of 2009, the FOMC data suggested that the rate of contraction in the U.S. economy had begun to show signs of slowing. Housing spending began showing signs of stabilizing although unemployment and tight credit remained. Businesses continued cutting back on fixed investment and staffing, but inventory levels were becoming better aligned with sales activity.

Over the third and fourth quarters of 2009, the FOMC indicated that economic activity began to stabilize and then pick up following the recent severe downturn. Conditions in the financial markets steadily improved and activity in the housing sector increased. Household spending appeared to be stabilizing, but still constrained by ongoing job losses (albeit at a slower rate), sluggish income growth, and tight credit.  Businesses continued to cut back on fixed investment and staffing, but at a slower rate. Year-end 2009 information released by the FOMC confirmed that economic activity had continued to strengthen and that the deterioration in the labor market was abating. Household spending began to expand at a moderate rate, but remained constrained by a weak labor market, modest income growth, lower housing wealth, and tight credit. Business spending on equipment and software appeared to pick up, but investment in structures continued to contract and employment continued to lag. Lending continued to contract, but financial market conditions were supportive of economic growth.

The economic conditions described above have negatively impacted the Company’s credit quality and collateral values of its real estate loan portfolio during 2008 and 2009. The downward economic cycle during 2008, particularly that of falling home prices, increased foreclosures, and higher unemployment resulted in an increase in the Company’s nonperforming assets and net loan charge-offs. Net charge-offs were $2.7 million in 2008 compared to $1.4 million 2007, but jumped to $14.2 million in 2009. The spike in net charge-offs in 2009 is a result of the overall economic pressures of 2008, the effects of which have lagged the actual economic indicators. Net interest margin was also negatively impacted by the higher nonperforming assets. Net interest margin is negatively impacted when borrowers delay or stop paying interest or principal on their loans, if loans are restructured to a lower interest rate, or if collateral securing a loan is repossessed.

The stabilization of the overall economy that began toward the end of 2009 is expected to have a lagging effect on the Company’s level of nonperforming assets. While there has been an uptick in housing activity in some of the markets served by the Company, an overall high unemployment rate in Kentucky remains a concern. When evaluating the adequacy of the allowance for loan losses, the Company considers economic trends and real estate sales activity. Low real estate sales activity during 2008 and 2009 has resulted in cash flow strains of certain borrowers, primarily those involved in real estate development and related businesses, and is a primarily factor impacting the level of nonperforming loans and allowance for loan losses.

7.
You state on page 48 that for loans that are currently impaired, you expect “to recover significantly all of the principal payments outstanding based on collateral values obtained from independent appraisals.”  However, you state on page 80 that the allowance related to impaired loans was $7,374,000 and you state on page 93 that impaired loans of $60.7 million were written down to their estimate fair value of $55 million in 2009.

•
Please revise to provide a more detailed discussion of how you determined that you would recover significantly all principle amounts outstanding on impaired loans based on collateral values obtained from independent appraisals and how you reconciled this statement with the need for an allowance of $7.3 million related to those balances after write-offs of $5.7 million during 2009.

•
Please revise to provide a tabular presentation of impaired loans by loan type, amount of unpaid principal, collateral value, and type of collateral to provide more clarity in understanding the basis of your expectations for these loans.

•	Please revise to clarify your statement about collateral values with your statement on page 48 that net charge-offs where driven by lower real estate values.

•
Please revise to more clearly describe how you evaluated the appraisal values for further deterioration subsequent to the appraisal date, particularly in light of your statements regarding lower real estate values.

•	Please discuss how you use appraisals to consider potential impairment on similar loans that are still performing, but that may show signs of credit deterioration.

•	Please revise to disclose what, if any, adjustments management makes to appraisals based on your market conditions.

RESPONSE TO COMMENT 7
•	The Company in 2009 wrote down impaired loans by $5.8 million to their estimated fair value with a charge to the provision for loan losses. Estimated fair values related to impaired loans were calculated primarily by using information from appraisals for collateral securing those loans, less estimated costs to sell. The $5.8 million charge to the provision for loan losses on impaired loans in 2009 increased the total specific allowance for loan losses related to impaired loans to $7.4 million at year-end 2009.

The Company expects to recover significantly all principal amounts outstanding on impaired loans net of related reserves included in the allowance for loan losses based on collateral values obtained from independent appraisals. Based on the appraisals of independent third parties, collateral values on many of the Company’s impaired loans exceed the net outstanding balance.

Following is a tabular presentation of impaired loans that includes the loan type, unpaid principal balance, estimated collateral value, and type of collateral.

(In thousands) Loan Type	Unpaid Principal	Estimated Collateral Value	Collateral Type
Commercial, financial, and agriculture	$1,278	$1,503	Commercial real estate and other business assets including inventory and accounts receivable
Real estate-construction	65,025	85,937	Primarily residential real estate developments
Real estate mortgage-residential	18,047	27,757	Residential real estate, including single and multi-family use
Real estate mortgage-farmland and other commercial enterprises	23,932	38,597	Commercial real estate, including farmland and other business enterprises
Installment	187	59	Primarily autos and other vehicles
Total	$108,469	$153,853

In the aggregate, the estimated collateral value exceeds the unpaid principal amount, as in some cases, the estimated fair value less cost to sell exceeded the loan balance and no impairment reserve was needed. However, the Company has taken a charge to write down certain of these impaired loans to the estimated fair value of the collateral (less estimated costs to sell).

•
The value of real estate has declined as a result of the economic downturn during 2008 and 2009. Net charge-offs in 2009 were impacted by slower sales and excess inventory related to loans secured by real estate developments. The slower sales and excess inventory has decreased the cash flow and financial prospects of many borrowers, particularly those in the real estate development and related industries and reduced the estimated fair value of the collateral securing these loans.

•
The Company evaluates appraisals it receives from independent third parties subsequent to the appraisal date by monitoring transactions in its markets and comparing them to its projects that are similar in nature. The Company’s internal audit department periodically reviews appraisals on a test basis to determine that assumptions used in appraisals remain valid and are not stale. New appraisals are obtained if market conditions significantly impact collateral values for those loans that are identified as impaired. Internal audit reviews appraisals related to all of the Company’s impaired loans at least annually.

•
The Company considers appraisals it receives on one property as a means to extrapolate the estimated value for other collateral of similar characteristics if that property may not otherwise have a need for an appraisal. Should a borrower’s financial condition continue to deteriorate, an updated appraisal on that specific collateral will be obtained.

•
The Company uses independent third party state-certified or licensed appraisers. These appraisers take into account local market conditions when preparing their estimate of fair value. However, management of the Company will often include refinements in the appraised value for estimated costs to sell as required under relevant accounting standards.

8.
Please revise to provide an expanded discussion of why your allowance for loan losses as a percentage of non-performing loans decreased significantly from 2008.  Discuss how non-performing loans migrate to charge-offs and why it appears that you do not expect charge-offs of non-performing loans in 2010 to reach the same levels as they did in 2009.

RESPONSE TO COMMENT 8
The Company’s allowance for loan losses as a percentage of nonperforming loans was 30.6% at year-end 2009 compared to 66.1% at year-end 2008. The allowance for loan losses increased $6.5 million or 38.8% at December 31, 2009 compared to a year earlier. The allowance for loan losses increased at a slower rate than nonperforming loans in the comparison because collateral values and cash flow projections of the properties securing these loans support the amount of allowance established. The $17.9 million increase in restructured loans also factored into the slower increase in the percentage of nonperforming loans to the allowance for loan losses. The allowance attributed to credits that are restructured with lower interest rates represents the difference in the present value of future cash flows calculated at the loan’s original effective interest rate and the new lower rate. This generally results in a reserve for loan losses that is less severe than for other loans that are collateral dependent.

In addition to higher restructured loans, the Company had an aggregate of $8.5 million higher-balance loans that had specific reserves in the amount of $329 thousand prior to becoming nonaccrual loans during 2009. The classification of these loans to nonaccrual status had little impact on the allowance for loan losses since a reserve had already been established. Although this group of loans was still performing at year-end 2008, they were identified as impaired on that date and specific reserves were recorded. Collateral securing the $8.5 million consists of $5.1 million of commercial real estate and the remaining $3.4 million is attributed to real estate developments.

9.
You state on page 48 that $40.3 million of the increase in nonperforming loans represent nine individual larger-balance credits.  Please revise to discuss these credits in more detail, including the amount of allowance allocated to them credits, the extent of charge-offs recognized on them and how you evaluated the collateral values supporting them in determining the amount of the impairments and the related charge-offs.

RESPONSE TO COMMENT 9
Nine individual larger-balance credits totaling $40.3 million in the aggregate were added to nonperforming status during 2009, $33.6 million of which is secured by real estate developments and the remaining $6.7 million secured by commercial real estate. Four of the nine credits totaling $16.9 million were classified as restructured at year-end 2009 and had a specific allowance for loan losses of $2.1 million or 12.6% of the aggregate outstanding loan balance. The remaining five credits totaling $23.4 million were in nonaccrual status at year-end 2009 with a related total allowance of $702 thousand or 3.0% of the total outstanding loan balance.

The allowance for loan losses related to the nine larger-balance credits was measured based on the collateral value less estimated costs to sell. Two of the four restructured loans referred to above totaling $10.2 million were considered impaired before they were restructured during 2009. The related allowance on these two credits, which are secured by residential real estate, was $2.0 million or 19.8% of the total outstanding loan balance. The allowance on these two credits is higher than the Company’s other restructured loans because they were previously identified as impaired and was based on the borrower’s financial condition at that time. When a loan is impaired, the Company determines the related allowance needed based on either the present value of estimated future cash flows or fair value of the collateral if collateral dependent. Since the original valuation method exceeded the amount used to establish the necessary allowance under the normal method for restructured loans (i.e., the difference in the present value of future cash flows calculated at the loan’s original effective interest rate and the new lower rate) the higher allowance was used. Collateral values supporting each of the larger-balance credits were evaluated by analyzing current appraisals prepared by independent third parties.

Net charge-offs related to the nine larger-balance credits totaled $1.2 million in 2009. This amount represents a real estate development credit shared between two of the Company’s subsidiary banks that had a total outstanding balance of $8.9 million at year-end 2009 and was classified as nonaccrual on that date.

Loans are recommended for charge-off by a committee at each subsidiary bank on a monthly basis which is guided by policy. The action of charging off a loan is taken after consultation with loan and collection officers. Loan charge-offs are reported to the board of directors of the bank for final approval. In general, commercial and real estate loans delinquent in excess of 120 days and consumer loans delinquent in excess of 180 days are charged off, unless the collateral securing the loan is of such value that any loss appears to be unlikely.

Allowance for Loan Losses, page 49

10.
Please revise the tabular presentation of the allocation of the allowance for loan losses to use the same categories as used in your presentation of your loans on page 46, specifically breaking out your real estate loans by type.  Also, please include the percentage of the allowance to total loans as required by Industry Guide 3.

RESPONSE TO COMMENT 10
Following is a table presenting the allocation of the allowance for loan losses for the same categories used to summarize the Company’s loan portfolio. The table is also updated to reflect the percentages of the allowance to total loans.

Allowance For Loan Losses

December 31, (In thousands)	2009	2008	2007	2006	2005
Commercial, financial, and agricultural	$4,782	$2,474	$2,505	$2,223	$2,840
Real estate-construction	10,245	5,038	3,895	1,983	1,627
Real estate mortgage-residential	4,298	3,212	3,075	2,897	2,851
Real estate mortgage-farmland and other commercial enterprises	2,394	2,967	2,231	1,617	1,371
Installment	1,007	2,336	1,979	2,316	1,601
Lease financing	638	801	531	963	779
Total	$23,364	$16,828	$14,216	$11,999	$11,069

Allowance for loan losses as a percentage of loans outstanding (net of unearned interest)	1.84%	1.28%	1.10%	1.00%	1.15%

In response to the comments contained herein, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you need any additional information or clarification, please do not hesitate to contact me.

Sincerely,

/s/ Doug Carpenter

Doug Carpenter
Senior Vice President, Secretary, and
Chief Financial Officer

202 West Main Street
P.O. Box 309
Frankfort, KY 40602-0309
dcarpenter@farmerscapital.com
phone: 502-227-1686
fax:      502-227-1692